                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                        Inland Entertainment Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   457349 108
                                 --------------
                                 (CUSIP Number)


                                September 8, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [X]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 457349 108                   13G                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS OR
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jo Ann Speer
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                             5      SOLE VOTING POWER
                NUMBER
               OF SHARES                            374,000
             BENEFICIALLY      -------------------------------------------------
                OWNED                        6      SHARED VOTING POWER
               BY EACH
              REPORTING                             -0-
                PERSON         -------------------------------------------------
                 WITH                        7      SOLE DISPOSITIVE POWER

                                                    374,000
                               -------------------------------------------------
                                             8      SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            374,000
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.9% (Based on 4,753,786 shares of the Issuer's common stock reported as outstanding as of October 8, 1999.)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------

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CUSIP No. 457349 108                   13G                     Page 3 of 5 Pages


Item 1(a).     Name of Issuer:

                  Inland Entertainment Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                  16868 Via del Campo Court, Suite 200, San Diego, California 92127

Item 2(a).     Name of Person Filing:

                  Jo Ann Speer

Item 2(b).     Address of Principal Business Office or, if None, Residence:

                  5731 Loma Verde, Rancho Sante Fe, California 92067

Item 2(c).     Citizenship:

                  U.S.A.

Item 2(d).     Title of Class of Securities:

                  Common Stock

Item 2(e).     CUSIP Number:

                  457349 108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing a:

               (a) [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o);

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);

               (c) [ ] Insurance Company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);

               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e) [ ] An investment adviser in accordance with
                       ss.240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

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CUSIP No. 457349 108                   13G                     Page 4 of 5 Pages


               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Item 4.        Ownership.

               (a) Amount Beneficially Owned:                           374,000

               (b) Percent of Class:                                        7.9%

               (Based on 4,753,786 shares of the issuer's common stock reported as outstanding as of October 8, 1999.)

               (c) Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote:     374,000

                   (ii)   Shared power to vote or to direct the vote:         0

                   (iii)  Sole power to dispose or to direct the
                          disposition of:                               374,000

                   (iv)   Shared power to dispose or to direct the
                          disposition of:                                     0

Note: Subsequent to the filing of the original Schedule 13G on May 4, 1998, Jo Ann Speer sold an aggregate of 96,000 shares of the Issuer's common stock as follows: 50,000 shares on December 3, 1998, 26,000 shares on January 22, 1999, 15,000 shares on May 17, 1999, and 5,000 shares on June 3, 1999. Effective on September 8, 1999, Ms. Speer's former spouse, Lloyd D. Speer, II, transferred 100,000 shares of the Issuer's common stock to Ms. Speer, pursuant to a court-approved Amendment No. 1 to the Amended and Restated Marital Settlement Agreement between Ms. Speer and Mr. Speer, dated as of March 20, 1998.

Item 5.        Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

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Item 7.        Identification and Classification of the Subsidiary which
               Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.        Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.        Notice of Dissolution of Group.

                  Inapplicable.

Item 10.       Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   October 14, 1999
                                         ---------------------------------------
                                                          Date


                                                   /s/ Jo Ann Speer
                                         ---------------------------------------
                                                       Jo Ann Speer